Free Writing Prospectus

VanEck Merk Gold Trust

2024-04-09 Frank Mottel/Axel Merk Interview

0001546652

Pursuant to 433/164

333-238022

Frank Mottek:

Good afternoon. We're doing it live in the four o'clock hour, doing more at four, right after Ben Shapiro and just before the 790 KBAC News Blitz with Randy Wang at 5:00. Doing more in 2024 at four in the afternoon. Can you believe it's almost the middle of April here? Mottek on Money live on the air here, 790 KBAC streaming live online worldwide at kbac.com and the on-demand Mottek on Money Podcast, kbac.com, Apple iTunes, YouTube, and all your favorite podcast platforms. Stocks ending nearly flat today ahead of the big news expected tomorrow on inflation. We did see a financial sector of stocks pull back a bit. Investors await that key inflation reading, the consumer price index. That'll be coming out first thing tomorrow morning, and we're also getting set for major banks to kick off earnings season later this week with the big names reporting. The S&P 500 did manage a closing gain of seven and a half points. The Dow was flat at, let's see, down just about nine points. Well, almost flat, right?

The NASDAQ composite edged up about 53 points to finish at 16,307. The tech-heavy index, the NASDAQ, has now climbed for three days in a row. It's booked its largest three-Day percentage gain since March 22nd. Tomorrow we'll be getting the March consumer price index that'll be coming out ahead of the opening bell tomorrow, expected to provide a monthly progress update on the Fed's efforts to curb still hotter than they want inflation. The price of gold, meanwhile, has hit a record high today. The price of oil meanwhile, still hovering near its high point of the year. We'll be talking about that here shortly. The chip names including the so-called Magnificent Seven, mixed performance today, the hot chip stocks declined. Nvidia entering correction territory today. Nvidia, yep, the one that led the AI rally this past year, down about 2% trading to end the day at $853 in change and because it did finish below $855.02, according to Market Watch, it entered a correction, which is typically defined as those on Wall Street as a decline of between 10 and 20% from its most recent high.

Nvidia's joined Apple in correction territory. Apple hit that threshold last month with a close below $178 share. Among the other names of the so-called Magnificent Seven, Tesla is in a bear market, which is defined as being down more than 20% from its most recent high. Alphabet Google meanwhile, hitting new highs today. We also saw Amazon move slightly higher, Meta slipping a bit, and Microsoft up slightly, all seeing their stocks near all-time highs. Alphabet, by the way, capturing some of Wall Street's fascination with the AI-linked chip stocks as its stocks cruise to a new high in the wake of an AI hardware announcement. Google, previewing its new Axion processors, which the company said are its first central processing units based on arm holdings architecture that are designed for data center use cases. They'll be available for customers of Google Cloud later this year. Google, by the way, Alphabet was the only member of the Magnificent Seven to see its stock end the day in record high territory.

Big news on the local business scene. Much-loved actress and admired entrepreneur Jessica Alba, based here in southern California, stepping down as chief creative officer at the Honest Company, that's the beauty and personal care company she founded, saying she wants to shift her creative energy to new endeavors. She will still have some involvement though, remaining on the board at the Honest Company. It looks like Honest Company stock pulled back a bit today, down to 2.4% to $3.72 cents a share. Jessica Alba founded the company, by the way, in 2011 after failing to find personal care products made of clean ingredients, and for a long time served as chief creative officer and chair of the business, which later received a $200 million banking from a big supporter. I had the privilege of being there when she was honored by the Association for Corporate Growth of Los Angeles, and also by the EY Group, the Entrepreneurs of the Year. She received that honor some years ago.

Well, the price of gold, as I mentioned, hitting a record high today and looks like it's been up for seven straight sessions, hitting record highs on a winning streak. Joining us live now is Axel Merk, the president and chief investment officer at Merk Investments, manager of the Merk Funds, founder of the firm bearing his name. Axel Merk, an expert on macro trends, as well as an innovator in gold and currency investing. Axel Merk, great to have you with us here this afternoon.

Axel Merk:

Great to be with. I feel quite magnificent with all these magnificent names.

Frank Mottek:

Absolutely. Well, it's been a while since we've chatted behind live microphones, and of course you famously have the Merk gold fund, and we want to talk about gold here, hitting record highs again today.

Axel Merk:

Yeah, no kidding. The one thing I like to point out to people is gold is not changing, it's the price of gold. It's the perception of gold. Gold hasn't changed in thousands of years, and so we got to figure out what's happening to the rest of the world that suddenly gold is valued so much more highly. But one of the reasons we and many like gold is because it's the one constant.

Frank Mottek:

Well, you of course were ahead of the curve here. While people were looking at blockchains, you stuck with the gold chain, and look at this tremendous run-up we've had here now. And of course currencies and a currency trader as well, and been a lot of talk in recent years about how crypto competes with gold. What are your thoughts about how things are playing out?

Axel Merk:

Well, they really serve different purposes in some ways, right? There is the whole spectrum of gold, gold mining by the way as well, and then digital assets. Gold has a known risk profile. It has a known diversification profile. The sort of reasons why people buy it tend to be the same. Now, sometimes investors fade in and out. The one investor that's somewhat missing on the gold space is the speculator. The speculator jumps on a trend when it's great. Well, those folks have been chasing the meme stocks, the Magnificent Seven, and indeed, also digital assets, and that's probably where the joint investment pool is, or sometimes joint investment pool is beginning and ending with digital assets.

Digital assets are much more volatile much of the time and people don't quite know yet what digital assets will be when they, quote, unquote, "grow up." Now, that of course doesn't mean that they can't zoom higher and be an amazing ride, but of course it also means watch out below should they come down. And with hindsight, we'll all be smarter. I think what investors have to ask themselves, what are the goals in their portfolio and how can any one of these assets fit into the portfolio, and why is it that people are trying to look beyond stocks? And I think you pointed out earlier in the program, the Magnificent Seven is going up and up and up. Well, maybe you want to look at something else beyond that.

Frank Mottek:

On here live with Axel Merk, and you have the VanEck Merk Gold Trust ETF, and this is one where people can actually hold the gold through an exchange traded product, an ETF. I remember when you started this, what was it, 10, 15, 20 years ago now?

Axel Merk:

2014, yes. And investors can buy the gold through the exchange and then take delivery if they choose to do so. It's the one gold ETF that's been gaining in assets steadily throughout the year, whereas many others have had outflows, some have had inflows again, and it's a little differentiation that investors can take delivery of the gold, which tends to attract the more long-term investors. And so it's been growing steadily. It's over $900 million now, so we are not complaining.

Frank Mottek:

Congratulations. You can actually take delivery of the physical gold products, so that is very interesting. And let me ask you this. So we're seeing gold at a record high here at last check of $7.20, to $2,369.60 cents an ounce, an all-time high for the price of gold. Silver, by the way, also hitting a new high for the year of 31 cents at $28.29 and platinum of nearly $7 to $990.90. This is a time when we're told that inflation is supposedly easing. I guess we'll find out tomorrow when we get that inflation reading, but certainly gold historically has been an inflation hedge. What do you account for this rise in gold? Is it because of inflation? And what do you see head for the price of gold as well as on the inflation front?

Axel Merk:

Well, ultimately, I don't have a crystal ball like nobody does, but the way I try to explain it is that yes, the Federal Reserve has gone beyond its higher for longer mantra, which they shifted in last October. Now, they haven't cut rates, but Fed Chair Powell seems to be reiterating that they're willing to cut rates and that bias helps. And indeed, when inflation comes out tomorrow, it's not going to be at 2%. The Federal Reserve is satisfied when the survey is at 3.4%, and so that is not 2%.

And so the question is as they have an easing bias, are they more comfortable with inflation that's a tad higher? It's all about perception, just like the price of gold is perception. The inflation may be coming down, but we also know it's not the linear process. And so people appear to be embracing gold as one way to diversify also an environment, of course, where stocks aren't exactly cheap, but it's been quite stunning, and part of that buying has been from foreign central banks. Retail investors in the U.S. have been buying physical gold, less so the exchange share products of late, but it's been quite a remarkable rise, yes.

Frank Mottek:

I'm here live with Axel Merk, president and chief investment officer Merk Investments. Let me ask you this. Some other factors certainly that have been reported, buying by other central banks, led by China by the way, and even Costco, apparently a big dealer in gold, which was also mentioned in some of the articles I've seen recently as driving up gold prices. If you did have a crystal ball, where do you see the price of gold going?

Axel Merk:

Well, it depends on whether the speculators are going to jump on it. If and when they do, then they could give the price of gold a significant boost. What I happen to think is that the foreign central bank buying will likely continue in part because they're incentivized, so to speak. And the US is increasingly willing to use financial sanctions to punish foreign governments that they don't like. And so while there aren't many alternatives or any alternatives to the dollar, on the margin, gold is one of the beneficiaries. And on the retail side, you mentioned Costco, it is a sign that gold is attractive to various people. Some people say, "Oh, it's always old people that buy gold and the young people buy digital assets and whatnot," we don't see that. We do see people of all ages buy gold, and part of it is of course on the other end of the spectrum, the fiscal picture in the US doesn't look so great. Both parties are embracing spending. They just spend money, quote, unquote, "better than the other party," but at the end of the day, they are eroding the purchasing power of the dollar.

Frank Mottek:

And you're a currency expert too, and over decades we've discussed currencies. It's been a while since we had a chance to do that with you. What do you see ahead for the dollar and the euro and the other major currencies?

Axel Merk:

Well, gold rising is of course a symptom of the dollar weakening. That said, gold has significantly outperformed all the major currencies. It's the shift in tone at the Fed towards an easing bias that makes a difference. The actual cutting may be less relevant, and that has caused a weakening bias on it. And then when we talk about the dollar, it's often versus the euro simply because in the traditional industries, it carries such a huge weight. The Eurozone of course has its own set of challenges and they may also be easing at some point later this year, but for the time being, the dollar continues to be quite strong, which of course at the other end of the spectrum means there's a lot of leeway for the dollar to ease down the road to weaken versus other currencies.

I happen to think that the rise of gold is like the canary in the coal mine that suggests that something is up there and what it is, I don't have the crystal ball, but if I were a betting man, I would bet on the consumer. The consumer's two-thirds of the economy in the U.S and the delinquencies have been rising, there are some headwinds. Maybe the trouble in commercial real estate aren't over yet. Indeed, the Federal Reserve is phasing out some of its programs to help the smaller banks. I'm not so sure whether they can actually do that in practice, but maybe the rise of gold and to the somewhat weakening dollar right now is a sign of more easing to come.

Frank Mottek:

I know you also wrote the book Sustainable Wealth. You're also an economist, so zooming out to the bigger picture, all of last year we were expecting a recession and that didn't happen. What do you see ahead for this year?

Axel Merk:

Well, that's right, and I was somebody that prefers to embrace that notion. The role I see myself in is not that I have perfect foresight. I don't think anybody on your program and certainly not I, I don't have that. But the role I can play is to look at risks and get people thinking whether they have considered those where they're significant enough. And as indicated, I think JP Morgan, Jamie Dimon, he just said that the market is pricing in 60 to 70% chance of a soft landing, he thinks it might be worse. It doesn't matter whether it's right or wrong, the question is have you factored that in your decisions?

Running a business on a portfolio allocation, and more specifically in a soft landing scenario, traditional equities tend to do quite well in a hard landing scenario, and the S&P tends to fall as earnings plunges and then people have a more pessimistic outlook. And in some ways, the worse an economy is doing, the better precious metals can do because they are more sensitive with what's happening in the reaction on the monetary policy side. And the rise of gold suggests to me that at least some people think that this economy may be faring worse than expected. Now, if you look at the overall indicators, they seem to be just fine that maybe the Fed is not going to cut so much, but that's of course also consistent with history. The market is rarely ever pricing in as many rate cuts as will actually happen down the road.

Frank Mottek:

Very interesting. And of course a lot of people follow the US dollar/Mexican peso exchange rate, and it looks like that's now at 16.30. It looks like the peso continuing a hot streak this week appreciating to its strongest level against the dollar in almost nine years. What do you make of that?

Axel Merk:

Well, I'm not the Mexican peso expert. I do look at it with some astonishment. I remember several years ago with the pace being much weaker, and the reason I start to chuckle here is because we have an election coming up and who knows what sort of policies will be in place versus Mexico, and how vulnerable Mexico will be depending on who will be at the White House? And if indeed we do have a slowing economy, to what extent Mexico is going to be blamed for some of that? And so I will not dare to make a prediction here on the peso.

Frank Mottek:

And certainly the Mexican economy is largely dependent on oil as well, which is of course near $100 a barrel again, so we are keeping an eye on that, and that could certainly be an important factor there. And the other currency that's been getting attention lately, the Japanese yen, right? And of course, we used to talk about the pegging of the Chinese exchange rate to the dollar. Anything else that's been catching your attention relating to the dollar?

Axel Merk:

Well, on the Japanese side, the Bank of Japan has given up its, quote, unquote, "yield curve control," where they were trying to micromanage the entire yield curve, especially further out, which is historically something that would weaken the currency if you manage that, but when they set, they gave so many caveats that it's not exactly believable and we'll have to see. The Japanese may finally get a little bit more inflation. The Japanese yen has been very weak, so it's certainly a candidate just on a mean reversion basis to strengthen, but it really depends on what the central bank is up to and how they will play it. Overall, there are a lot of things in the world right now that are, quote, unquote, "different," from what they have been, and so traditional analysis doesn't always apply.

I mentioned the Chinese buying gold, the broader context there is uncertain geopolitics. Historically, my argument would've been that if there's a crisis flaring up somewhere in the world, don't take it too seriously because the market will get used to it. I think what has changed is that the long peaceful period we've had since World War II, at least on a relevant basis, has been coming to an end and what we see in Ukraine and in Gaza are just symptoms of a new era that we're in. And if that interpretation is correct, then that would be yet another reason why the price of gold may be higher, for good reason for longer, and also we'll see more dislocations in the currency space as different countries may be affected.

Frank Mottek:

Axel, thank you very much as always for your thoughtful analysis. It's always a pleasure to have you with us here, and look forward to many more conversations this year. Axel Merk, the President and chief investment officer of Merk Investments, which includes the VanEck Merk Gold Trust. The symbol on that one is OUNZ. Axel Merk, manager of the Merk Funds. Axel, thank you very much for taking the call here this afternoon.

Axel Merk:

Thank you. Have a good day. Bye-bye.

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